## Cowan, Mark A.

**From:** KRISTIN K VANN [kristin.k.vann@ampf.com]

**Sent:** Tuesday, June 26, 2007 2:47 PM

**To:** Cowan, Mark A.

**Cc:** Rodney J Vessels; Elisabeth A Dahl

**Subject:** RiverSource Variable Annuity Account Post-Effective Amendment #48 filed 5/18/07

Mark -

Thank you for our telephone conversation today. Provided below is our response to your question regarding the filing strategy with respect to the Endeavor Plus prospectus included in the referenced amendment.

The contracts described in the Endeavor Plus prospectus are enhanced versions of the contracts described in the FlexChoice Select prospectus previously filed in Registration Statement No. 333-139759. According to the November 3, 1995 Industry Comment Letter ("Industry letter"), multiple prospectuses may be combined in the single registration statement when the prospectuses describe both the original and "enhanced" version of the same contract.

The core structure of the Endeavor Plus product ("Enhanced Product,") is substantially similar to the structure of the products currently registered under 333-139759. The Enhanced Product differs from FlexChoice Select ("Existing Product") primarily in that the Enhanced Product has a B-share/C-share structure, whereas the Existing Product has an L-share/C-share structure. The result is the Enhanced Product has a longer withdrawal charge schedule and lower M&E fees.

The Endeavor Plus name is similar to the name of another existing product, Endeavor Select, registered under Registration Statement No. 333-139763. Both are private label products developed for distribution through Bank of America, which is replacing Endeavor Select with Endeavor Plus. The similar name merely reflects Bank of America distribution and is not reflective of the underlying product structure.

In summary, we view the differing share classes in Endeavor Plus and FlexChoice Select as enhancements to a core product, wrapped under different product names for different distribution channels.

Please feel free to contact me if you have have further questions.

~ ~ ~ ~ ~ ~ ~ ~ ~

Kristin Vann | Manager – Legal Affairs
General Counsel's Office
RiverSource Life Insurance Company

Ameriprise Financial, Inc.
50605 Ameriprise Financial Center | Minneapolis, MN 55474
Office: 612.671.4179 | Fax: 612.671.3767
Kristin.k.vann@ampf.com
ameriprise.com